UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Compound Real Estate Bonds, Inc.

(Exact name of registrant as specified in its charter)

Delaware	88-2224023
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, 3rd floor

New York, NY 10036

(Mailing Address of principal executive offices)

1-800-560-5215

Issuer’s telephone number, including area code

Item 3. Financial Statements

Compound Real Estate Bonds, Inc.

Interim Unaudited Consolidated Financial Statements

For the Period through June 30, 2022, and December 31, 2021

Compound Real Estate Bonds, Inc.

Consolidated Balance Sheet (Unaudited)

As of

	June 30, 2022	December 31, 2021
ASSETS

Assets
Cash	$20,642	$24,090
TOTAL ASSETS	$20,642	$24,090

LIABILITIES AND SHAREHOLDER’S EQUITY

Liabilities
Accounts Payable	$288	$288
Total liabilities	$288	$288

Shareholder’s equity
Common Stock, par value $0.0001, 5,000 shares authorized, and 5 shares issued and outstanding. See Note 8 for information on reverse stock split.	$1	$1
Additional paid in capital	50,099	50,099
Accumulated deficit	(29,746)	(26,298)
Total shareholder’s equity	$20,354	$23,802

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$20,642	$24,090

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Operations

For the Periods from November 2, 2021 (Inception) through December 31, 2021 and

From January 1, 2022 through June 30, 2022 (Unaudited)

	June 30, 2022	December 31, 2021
Operating Expenses
Legal	$23,000	$23,000
Other professional	4,138	3,000
Other general and administrative	2,608	298
Total Operating Expenses	$29,746	$26,298

Total Other Income	$-	$-

Loss Before Income Taxes	$(29,746)	$(26,298)

Less Provision for Income Taxes	$-	$-

Net Loss	$(29,746)	$(26,298)

Basic and Dilutive Net Loss Per Share	$(7,272.86)	$(6,429.83)

Basic and Dilutive - Weighted average number of common shares outstanding	4.09	4.09

The accompanying notes are an integral part of these consolidated financial statements.
In the opinion of management all adjustments necessary in order to make these interim consolidated financial statements not misleading have been included.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Changes in Shareholder’s Equity

For the Periods from November 2, 2021 (Inception) through December 31, 2021 and

From January 1, 2022 through June 30, 2022 (Unaudited)

	Common	Common Stock, Par	Additional Paid in	Accumulated
	Shares	$0.0001	Capital	Deficit	Total
Balance at November 2, 2021 (Inception)	-	$-	$-	$-	$-

Share issuances:
Founding common shares issued for cash - parent company	5	1	50,099	-	50,100
Net loss	-	-	-	(29,746)	(29,746)

Balance at June 30, 2022	5	$1	$50,099	$(29,746)	$20,354

Balance at November 2, 2021 (Inception)	-	$-	$-	$-	$-

Share issuances:
Founding common shares issued for cash - parent company	5	1	50,099	-	50,100
Net loss	-	-	-	(26,298)	(26,298)

Balance at December 31, 2021	5	$1	$50,099	$(26,298)	$23,802

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Cash Flows

For the Period from November 2, 2021 (Inception) through December 31, 2021 and

From January 1, 2022 through June 30, 2022 (Unaudited)

	June 30, 2022	December 31, 2021
Cash flows used in operating activities
Net loss	$(29,746)	$(26,298)

Adjustments to reconcile net loss to net cash used in operating activities:	$-	$-

Changes in assets and liabilities:
Increase (decrease) in liabilities:
Accounts payable	288	298
Net cash used in operating activities	$(29,458)	$(26,000)

Cash flows provided by (used in) investing activities	$-	$-

Cash flows provided by financing activities
Founding common shares issued to the parent company for cash	$50,100	$50,090
Net cash provided by financing activities	$50,100	$50,090

Net change in cash	20,642	24,090
Cash at beginning of period	-	-
Cash at end of period	$20,642	$24,090

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Impact Bonds, Inc., a Delaware corporation was founded on November 2, 2021. Its name was changed to Compound Real Estate Bonds, Inc. (“the Company” or “CBI”) on March 11, 2022. The Company is in the business of issuing debt bonds to raise capital to pool and invest in real estate loans and mortgages that will be issued by its wholly owned subsidiary Compound Lending, LLC (“CLL”) and has not begun to generate revenue as of the date of these financial statements. The Company formed its subsidiary, CLL on March 16, 2022. CLL has also not begun operations as of the date of these financial statements. The head office of the Company is located at 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States.

The Company’s fiscal year-end is December 31.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated revenues and has no operating history. These conditions raise substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of this report. For the six months ended June 30, 2022 and from November 2, 2021 (“Inception”) to December 31, 2021, the Company incurred losses of $29,746 and $26,298, respectively. However, the Company has a qualified Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”), which allows it to raise capital of up to $75 million from the issuance of bonds to the public under the exemption provided by Regulation A under the Securities Act.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Offering Statement will result in additional financing or that any additional financing required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or (“U.S. GAAP”) as found in the Accounting Standards Codification (“ASC”), the Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”) and are expressed in US Dollars. Significant accounting policies applicable to the Company are summarized as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid securities purchased with a maturity of 90 days or less to be cash and cash equivalents.

Related party disclosures

Under ASC 850 “Related Party Transactions” an entity or person is considered to be a “related party” if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company in accordance with the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties, see Note 9.

Fair value of financial instruments

In accordance with ASC 820 ‘Fair Value Measurement” the Company categorizes financial instruments in a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

●	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

●	Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means (‘market-corroborated inputs’).

●	Level 3 inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity’s own data, taking into account all information about market participant assumptions that is reasonably available.

The Company has no financial instruments requiring hierarchy classification and disclosure.

Income taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of June 30, 2022 and December 31, 2021, the Company has not established a liability for uncertain tax positions.

Share capital

In accordance with ASC 505 “Equity” the Company considers an equity instrument to be any contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issuance of new shares are recognized in equity as a reduction from the gross proceeds received from the issued shares. Share capital is reported on the balance sheet and statement of changes in shareholder’s equity.

Principles of Consolidation

The consolidated financial statements present balances of the Company. Its wholly owned subsidiary CLL has not begun operations and has no values to report as part of the consolidation from inception to the six months ended June 30, 2022. In accordance with ASC Topic 810 “Consolidation”, intercompany accounts and transactions would be eliminated in consolidation.

Basic and diluted earnings per share

Under ASC 260 “Earnings Per Share”, public companies shall present basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement with equal prominence. The Company presents this information accordingly, because of its Form 1-A Offering Statement, which allows it to raise capital of up to $75 million from the issuance of bonds to the public. Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The Company had no dilutive instruments as of June 30, 2022 or December 31, 2021, and therefore the basic and dilutive loss per share on the statement of operations are the same, at an amount of $7,272.86 and $6,429.83, respectively.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The standard also requires additional disclosures related to significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. Operating lease receivables are excluded from the scope of this guidance. The amended guidance is effective for the Company for fiscal years, and interim periods within those years, beginning January 1, 2023. The Company is evaluating the impact of adopting this new accounting standard on the Company’s consolidated financial statements and related disclosures.

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. CONCENTRATIONS AND CREDIT RISK

Financial instruments, which potentially subject CBI to credit risk, consist principally of cash. Cash deposits are maintained with a financial institution in the USA that is credit worthy. CBI maintains all cash with a bank insured up to $250,000 by the Federal Deposit Insurance Corporation. CBI at inception adopted a policy to closely monitor economic and regulatory conditions as it relates to federally uninsured balances, to promptly mitigate risks. No deposits were held with a financial institution in excess of federally insured limits as of June 30, 2022 or December 31, 2021, and during the reporting periods. Currently, CBI’s only source of capital to initiate and sustain operations came from its sole shareholder and parent company.

CBI has not generated revenues nor begun operations from inception through June 30, 2022. Nevertheless, the Company filed an Offering Statement on Form 1-A, with the SEC on April 4, 2022, which allows it to raise capital up to $75 million from the issuance of bonds to the public. It plans to use this capital to begin implementation of its business plan.

NOTE 6. INCOME TAXES

The Company’s tax expense differs from the “expected” tax expense for Federal income tax purposes (computed by applying the United States Federal tax rate of 21% to the carryover loss before taxes).

The tax effects of the temporary differences between reportable consolidated financial statement income and taxable income are recognized as deferred tax assets and liabilities.

The tax effect of significant components of the Company’s deferred tax assets and liabilities on June 30, 2022, and December 31, 2021, are estimated to be as follows:

Deferred tax asset	5,460
Valuation allowance	(5,460)
Net deferred tax asset	-

NOTE 7. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 8. EQUITY – SHAREHOLDER’S EQUITY

At inception, the Company had 10,000,000 shares of common stock authorized with a par value of $0.0001.

On November 4, 2021, the founder of the Company, Impactology Financial Corporation (“IFC”), contributed $50,100 in cash for the initial issuance of 10,001 shares of common stock of the Company.

On March 11, 2022 the Company effected a reverse stock split, converting its, 10,000,000 authorized shares of common stock to 5,000 shares of common stock and retained its par value at $0.0001. As a result, its 10,001 shares of common stock issued and outstanding converted to 5 shares of common stock issued and outstanding.

NOTE 9. RELATED PARTIES

The Company received capital contributions from IFC, its parent company and sole shareholder for the issuance of shares of common stock. See Note 8.

CBI’s business location is an office leased by Compound Administrative Services LLC (“CAS”) a related party by common ownership. CAS permits the Company to use this office without charge. It was determined that the current use of the office located at 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States has no material fair value, in consideration that CBI has no employees, operations or physical assets that occupy the premises and presently uses the location only as its business address.

The Company formed CLL on March 16, 2022. CLL plans to operate as a lender of residential and commercial mortgages, a role directly related to CBI’s business objectives as an investor in mortgage-backed securities.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated the consolidated financial statements for subsequent events through December 8, 2022, the date these consolidated financial statements were available to be issued.

The Company is seeking to raise up to $75 million in capital from bond issuances to the public pursuant to Regulation A. On September 19, 2022 the SEC qualified the Company’s Offering Statement on Form 1-A and the Company commenced its offering under Regulation A.

CLL has not begun operations as of the date of these consolidated financial statements.

The consolidated financial statements do not include any adjustment that may result from these conditions.

Management is not aware of any other events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on December 9, 2022.

Compound Real Estate Bonds, Inc.

By	/s/ Inderjit Tuli
Inderjit Tuli, Chief Executive Officer

This report been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Inderjit Tuli	Chief Executive Officer, President and director	December 9, 2022
Inderjit Tuli	(principal executive officer)

/s/ Harminder Singh Burmi	Senior Vice President, Chief Financial Officer and director	December 9, 2022
Harminder Singh Burmi	(principal financial and accounting officer)